Exhibit 99.1

HeadHunter Group PLC Announces First Quarter 2023 Financial Results

MOSCOW, Russia, May 16, 2023 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) (the “Company” or the “Group”) announced today its financial results for the first quarter ended March 31, 2023. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

First Quarter 2023 Financial and Operational Highlights

	Three months ended March 31, 2023	Three months ended March 31, 2022	Change(3)		Three months ended March 31, 2023
(in millions of RUB(1) and USD(2))	RUB	RUB			USD(4)
Revenue	5,552	4,452	24.7%		72.0
Russia Segments(6) Revenue	5,110	4,112	24.3%		66.3
Net Income	2,208	562	293.1%		28.6
Net Income Margin, %	39.8%	12.6%	27.1	ppts
Adjusted EBITDA(5)	3,046	2,295	32.7%		39.5
Adjusted EBITDA Margin, %(5)	54.9%	51.6%	3.3	ppts
Adjusted Net Income(5)	2,168	1,432	51.3%		28.1
Adjusted Net Income Margin, %(5)	39.0%	32.2%	6.9	ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.

(2)	“USD” or “$” denote U.S. Dollar throughout this release.

(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2023 (RUB 77.0863 to USD 1).

(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.

(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.

●	Revenue increased 24.7%, compared to the three months ended March 31, 2022. In the first quarter of 2023, we saw significant recovery in customer activity across all segments, which coupled with our pricing initiatives, has been driving the growth in revenue.

●	Net income increased by ₽1,646 million, or 293.1%, mostly due to the increase in revenue, foreign exchange income on cash deposits in foreign currency and due to the impairment charge of ₽530 million occurring in the first quarter of last year.

●	Adjusted EBITDA increased 32.7%, and Adjusted EBITDA Margin increased by 3.3 ppts from 51.6% to 54.9%, compared to the three months ended March 31, 2022, mainly due to the increase in revenue.

	As of March 31, 2023	As of December 31, 2022	Change	As of March 31, 2023
(in millions of RUB and USD)	RUB	RUB		USD
Net Working Capital(1)	(8,013)	(7,415)	8.1%	(104.0)
Net Cash(1)	4,713	1,777	165.3%	61.1

(1)	Net Working Capital and Net Cash are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures.

●	Negative Net Working Capital as of March 31, 2023 increased by ₽599 million in absolute terms, or 8.1%, compared to December 31, 2022, primarily due to an increase in sales and corresponding increase in customer prepayments.

●	Net Cash as of March 31, 2023 was ₽4,713 million, compared to Net Cash as of December 31, 2022 of ₽1,777 million, primarily due to an increase in the cash balance (see “Cash Flows”).

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru),” “Russia (Zarplata.ru),” “Belarus,” “Kazakhstan, “Skillaz,” and other segments. As each segment, other than “Russia (hh.ru)” individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19 and current geopolitical events, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters (which is not the case for some exceptional years due to rapid change in revenue dynamics throughout the year, e.g. in 2020 as a result of COVID-19 pandemic and in 2022 as a result of geopolitical events).

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 81.8% and 79.2% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2022 and December 31, 2021, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the first quarter segment external expenses in our “Russia (hh.ru)” segment in 2022 and 2021 were 22.8% and 20.7%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of the previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2022 were ₽5,187 million, ₽4,614 million, ₽4,466 million, and ₽5,638 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been the lowest in the fourth quarter. For example, our Net Working Capital as of March 31, June 30, September 30, and December 31, 2022 was ₽(6,630) million, ₽(5,913) million, ₽(6,040) million, and ₽(7,415) million, respectively.

First Quarter 2023 Results

Our revenue was ₽5,552 million for the three months ended March 31, 2023, compared to ₽4,452 million for the three months ended March 31, 2022. The 24.7% increase was driven by an increase in the number of paying customers coupled with growth in average revenue per customer (“ARPC”) across all customer segments driven by the average usage in our Small and Medium Accounts segment, reflecting recovery of customer activity, as well as implementation of our long-term monetization strategy.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2023	2022	Change
Bundled Subscriptions	1,495,078	1,230,801	21.5%
CV Database Access	999,420	844,394	18.4%
Job Postings	2,550,069	1,948,147	30.9%
Other value-added services	507,775	428,192	18.6%
Total revenue	5,552,342	4,451,534	24.7%

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the three months ended March 31,
	2023	2022	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	1,376,938	1,099,149	25.3%
Other regions of Russia	528,159	406,141	30.0%
Sub-total	1,905,097	1,505,290	26.6%
Small and Medium
Accounts in Russia
Moscow and St. Petersburg	1,596,759	1,336,078	19.5%
Other regions of Russia	1,417,109	1,088,898	30.1%
Sub-total	3,013,868	2,424,976	24.3%
Foreign customers of Russia segment	16,380	29,842	(45.1)%
Other customers in Russia	174,627	151,408	15.3%
Total for “Russia” operating segments	5,109,972	4,111,516	24.3%
Other segments	442,370	340,018	30.1%
Total revenue	5,552,342	4,451,534	24.7%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,929	5,457	8.6%
Other regions of Russia	7,089	6,369	11.3%
Key Accounts, total	13,018	11,826	10.1%
Small and Medium Accounts
Moscow and St. Petersburg	88,569	84,037	5.4%
Other regions of Russia	148,567	132,091	12.5%
Small and Medium Accounts, total	237,136	216,128	9.7%
Foreign customers of Russia segments	939	1,208	(22.3)%
Total for “Russia” operating segments	251,093	229,162	9.6%
Other segments, total	20,127	15,023	34.0%
Total number of paying customers	271,220	244,185	11.1%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	232,238	201,420	15.3%
Other regions of Russia	74,504	63,768	16.8%
Key Accounts, total	146,343	127,286	15.0%
Small and Medium Accounts
Moscow and St. Petersburg	18,028	15,899	13.4%
Other regions of Russia	9,539	8,244	15.7%
Small and Medium Accounts, total	12,709	11,220	13.3%
Other segments, total	21,979	22,633	(2.9)%

In the first quarter of 2023, compared to the first quarter of 2022:

●	In our Key Accounts customer segment, revenue increased by 26.6%, through a combination of ARPC growth and an increase in the number of paying customers.

o	ARPC in our Key Accounts customer segment increased by 15.0%, mostly due to pricing initiatives effective from January 2023.

o	The number of paying customers in our Key Accounts customer segment increased by 10.1%, reflecting increase in hiring activity and reengagement of customers, especially in regional Key Accounts.

●	In our Small and Medium Accounts customer segment, revenue increased by 24.3%, on the back of the increase in hiring activity of our customers and subsequent increase in the number of paying customers, as well as the increase in ARPC driven by average usage and pricing.

o	ARPC in our Small and Medium Accounts customer segment increased by 13.3%. This was driven primarily by the recovery of demand for candidates and subsequent increase in average consumption of job postings services available on our platform.

o	The number of paying customers in our Small and Medium Accounts customer segment increased by 9.7%, mainly driven by recovering hiring activity and demand for candidates.

In our Other segments, revenue increased by 30.1%, primarily in our “Kazakhstan” operating segment, largely as a result of acquisition of new customers.

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) for the three months ended March 31, 2023 were ₽2,663 million compared to ₽2,480 million for the three months ended March 31, 2022, representing an increase of ₽183 million, or 7.4%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2023	2022	Change
Personnel expenses	(1,526,209)	(1,444,098)	5.7%
Marketing expenses	(640,781)	(619,111)	3.5%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(130,603)	(107,492)	21.5%
Office rent and maintenance	(91,667)	(83,312)	10.0%
Professional services	(161,541)	(111,487)	44.9%
Insurance expense	(31,490)	(40,285)	(21.8)%
Hosting and other web-site maintenance	(32,594)	(23,240)	40.2%
Other operating expenses	(48,583)	(51,243)	(5.2)%
Operating costs and expenses (exclusive of depreciation and amortization)	(2,663,468)	(2,480,268)	7.4%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended March 31,
	2023	2022	Change
Personnel expenses	27.5%	32.4%	(5.0	)ppts
Marketing expenses	11.5%	13.9%	(2.4	)ppts
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.4%	2.4%	(0.1	)ppts
Office rent and maintenance	1.7%	1.9%	(0.2	)ppts
Professional services	2.9%	2.5%	0.4	ppts
Insurance expense	0.6%	0.9%	(0.3	)ppts
Hosting and other web-site maintenance	0.6%	0.5%	0.1	ppts
Other operating expenses	0.9%	1.2%	(0.3	)ppts
Operating costs and expenses (exclusive of depreciation and amortization)	48.0%	55.7%	(7.7	)ppts

Personnel expenses

Personnel expenses for the three months ended March 31, 2023 increased by ₽82 million, or 5.7%, compared to the three months ended March 31, 2022, primarily due to: (i) indexation of wages mainly for our development team; (ii) an increase in headcount by 112 from March 31, 2022 to March 31, 2023, primarily in our development team; and offset by (iii) a decrease in equity-settled awards (including social tax) of ₽164 million mostly as a result of graded vesting of our 2021 RSU Plan. In the first quarter of 2023, year-over-year growth in personnel expenses was significantly affected by a decrease in equity-settled awards compared to the first quarter of 2022. As a result, our personnel expenses (excluding share-based compensations and other items) for the three months ended March 31, 2023 increased by 24.4% compared to the three months ended March 31, 2022.

Personnel expenses decreased as a percentage of revenue from 32.4% in the first quarter of 2022 to 27.5% in the first quarter of 2023 due to the increase in revenue.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue in the first quarter of 2023 was 24.8%, which is flat in comparison with the first quarter of 2022. See “Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure”, elsewhere in this release.

Marketing expenses

Marketing expenses increased by ₽22 million, or 3.5%, for the three months ended March 31, 2023.

Marketing expenses as a percentage of revenue decreased from 13.9% in the first quarter of 2022 to 11.5% due to the increase in revenue.

Other general and administrative expenses

Total other general and administrative expenses increased by ₽79 million, or 19.0%, primarily due to: (i) an increase in professional services costs due to legal costs related to proposed changes in the Group structure on the back of recent geopolitical events not occurring in the first quarter 2022 and (ii) an increase in SMS sending costs due to increase in the number of user interactions on a platform.

Our other general and administrative expenses as a percentage of revenue were 8.9% in the first quarter of 2023, relatively flat compared to 9.4% in the first quarter of 2022.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 8.1% in the first quarter of 2023, a decrease compared to 9.2% in the first quarter of 2022, mainly due to the increase in revenue.

Net foreign exchange income

Net foreign exchange income was ₽377 million for the three months ended March 31, 2023, compared to the income of ₽57 million for the three months ended March 31, 2022. The net foreign exchange income for the first quarter of 2023 primarily reflects the foreign exchange gain on USD- and CNY-denominated cash balances reflecting the depreciation of Russian ruble against (i) the US dollar from 70.3375 as of December 31, 2022, to 77.0863 as of March 31, 2023, and (ii) the Chinese Yuan from 9.89492 as of December 31, 2022, to 11.1847 as of March 31, 2023.

Depreciation and amortization

Depreciation and amortization were ~~P~~290 million for the three months ended March 31, 2023, relatively flat compared to ₽297 million for the three months ended March 31, 2022.

Finance income and costs

Finance income was ₽114 million for the three months ended March 31, 2023, compared to ₽56 million for the three months ended March 31, 2022, primarily due to an increase in income from the cash deposits.

Finance costs were ₽167 million for the three months ended March 31, 2023, compared to ₽223 million for the three months ended March 31, 2022. The decrease was primarily due to a decrease in the Key Rate of the Central Bank of Russia, that resulted in a decrease in the interest charge accrued on our bank loan.

Income tax expense

Income tax expense was ₽677 million for the three months ended March 31, 2023, compared to the ₽457 million income tax expense for the three months ended March 31, 2022.

The effective tax rate decreased to 23.5% for the three months ended March 31, 2023, compared to 44.9% for the three months ended March 31, 2022.

The effective tax rate for the three months ended March 31, 2022 was affected by the non-deductible impairment of goodwill and equity accounted investees. Without these effects, the effective tax rate for the three months ended March 31, 2022 would have been 29.5%.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended March 31, 2023, compared to the three months ended March 31, 2022, our net income increased by 293.1% to ₽2,208 million, our Adjusted EBITDA increased by 32.7% to ₽3,046 million and our Adjusted Net Income increased by 51.3% to ₽2,168 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2023	2022	Change
Net cash generated from operating activities	2,595,314	1,917,568	677,746
Net cash (used in)/generated from investing activities	(38,045)	89,333	(127,378)
Net cash used in financing activities	(402,119)	(4,024,999)	3,622,880
Net increase/(decrease) in cash and cash equivalents	2,155,150	(2,018,098)	4,173,248
Cash and cash equivalents, beginning of period	9,348,691	6,523,228	2,825,463
Effect of exchange rate changes on cash	474,307	163,827	310,480
Cash and cash equivalents, end of period	11,978,148	4,668,957	7,309,191

Net cash generated from operating activities

Cash generated from operating activities has historically been affected by the amount of net income adjusted for non-cash expense items, such as depreciation and amortization, impairment losses, equity-settled awards and others, as well as the timing of prepayments from our clients, tax payments and changes in other working capital accounts.

For the three months ended March 31, 2023, net cash generated from operating activities was ₽2,595 million, compared to ₽1,918 million generated for the three months ended March 31, 2022. The net increase was primarily attributable to increase of sales, which was partly offset by increase of operating expenses and income tax paid.

Net cash (used in)/generated from investing activities

For the three months ended March 31, 2023, net cash used in investing activities was ₽38 million compared to ₽89 million generated from investing activities for the three months ended March 31, 2022. The change between the periods of ₽127 million was primarily due to ₽200 million net proceeds from the investments in short-term deposits in the first quarter 2022, which was partly offset by the increase of ₽57 million in interest received from the cash deposited in the first quarter of 2023.

Net cash used in financing activities

For the three months ended March 31, 2023, net cash used in financing activities was ₽402 million, compared to ₽4,025 million net cash used in financing activities for the three months ended March 31, 2022. The decrease in cash used in the financing activities for the three months ended March 31, 2023 of ₽3,623 million was primarily due to the cash outflows in the first quarter of 2022 which are not occurred in the first quarter of 2023: (i) ₽3,214 million payment of dividends for the year ended December 31, 2021 in February 2022 and (ii) ₽330 million paid for the acquisition of treasury shares in the first quarter 2022 within our Share Buyback Program that was terminated on March 3, 2022.

Capital Expenditures

Our additions to property and equipment and intangible assets for the three months ended March 31, 2023 were ₽92 million, relatively flat compared to ₽91 million for the three months ended March 31, 2022.

Update on Nasdaq Listing

On March 15, 2023, we received a notice from the Listing Qualifications Staff of Nasdaq which determined to delist our American Depositary Shares, each representing one ordinary share of the Company (the “ADSs”), from the Nasdaq Global Select Market, exercising its broad discretionary authority under Nasdaq Listing Rule 5101. In reaching its decision, the Listing Qualifications Staff of Nasdaq indicated that its determination was based on the ongoing geopolitical events and their potential impact on the Company. On March 21, 2023, we submitted a request for a hearing before a Nasdaq Hearings Panel to appeal such determination. The hearing was held in April 27, 2023, and the delisting of our ADSs will be stayed pending the issuance of a written decision of the hearings panel. Until then, the trading halt that was implemented on February 28, 2022 remains in effect.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital and Net Cash. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) income from the depositary; (6) net foreign exchange (gain)/loss; (7) share of (profit)/loss of equity-accounted investees; (8) other financing and transactional costs; (9) goodwill impairment; (10) impairment of equity-accounted investees; (11) integration costs; and (12) movement in tax provisions and related indemnities recognized upon business combination.

●	“Adjusted Net Income” as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) income from the depositary; (3) net foreign exchange (gain)/loss; (4) share of (profit)/loss of equity-accounted investees; (5) other financing and transactional costs; (6) goodwill impairment; (7) impairment of equity accounted investees; (8) amortization of intangible assets recognized upon the acquisition of our predecessor; (9) tax effect on adjustments; (10) integration costs; and (11) movement in tax provisions and related indemnities recognized upon business combination.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

●	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; and (2) other financing and transactional costs.

●	“Net Working Capital” as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

●	“Net Cash” as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents and Short-term investments.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

1 Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. We also excluded other financing and transactional costs as not indicative of our ongoing expenses. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Cash

Net Cash is a financial measure not defined under IFRS. We believe that Net Cash is an important measure that indicates our ability to repay outstanding debt. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Cash.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the sufficiency of our resources, the impact of seasonality on our revenue, our ability to finance our operations for the foreseeable future and our long-term monetization strategy, and the potential impact of geopolitical developments and the macro environment on our business and the trading status of our ADSs on Nasdaq, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The important risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, a delisting of our ordinary shares from Nasdaq could have materially adverse effects on our business, financial condition and results of operations, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 13, 2023, as such factors may be updated from time to time in our other filings with the SEC, and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended March 31,
	2023	2022	2023
	RUB	RUB	USD
Revenue	5,552,342	4,451,534	72,028
Operating costs and expenses (exclusive of depreciation and amortization)	(2,663,468)	(2,480,268)	(34,552)
Depreciation and amortization	(290,068)	(297,053)	(3,763)
Finance income	114,248	56,341	1,482
Finance costs	(166,674)	(222,856)	(2,162)
Changes in put liability to non-controlling participants in subsidiary	(48,504)	(30,043)	(629)
Other income	23,804	22,966	309
Net foreign exchange gain	377,200	56,627	4,893
Goodwill impairment	–	(493,162)	–
Impairment of equity accounted investees	–	(37,089)	–
Share of loss of equity-accounted investees (net of income tax)	(14,440)	(7,973)	(187)
Profit before income tax	2,884,440	1,019,024	37,418
Income tax expense	(676,930)	(457,397)	(8,781)
Net income for the period	2,207,510	561,627	28,637
Attributable to:
Owners of the Company	2,188,527	552,622	28,391
Non-controlling interest	18,983	9,005	246
Comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	71,872	13,270	932
Total comprehensive income, net of tax	2,279,382	574,897	29,569
Attributable to:
Owners of the Company	2,246,152	564,502	29,138
Non-controlling interest	33,230	10,395	431
Earnings per share
Basic (in RUB per share)	43.55	10.99	0.56
Diluted (in RUB per share)	42.54	10.70	0.55

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

	March 31, 2023	December 31, 2022	March 31, 2023
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill	9,962,907	9,935,360	129,244
Intangible assets	2,426,338	2,573,414	31,476
Property and equipment	525,925	537,587	6,823
Equity-accounted investees	258,284	272,724	3,351
Right-of-use assets	194,689	148,841	2,526
Deferred tax assets	679,517	624,486	8,815
Other financial assets	113,209	113,209	1,469
Other non-current assets	7,051	3,013	91
Total non-current assets	14,167,920	14,208,634	183,793
Current assets
Trade and other receivables	148,376	134,470	1,925
Indemnification asset	52,479	47,884	681
Prepaid expenses and other current assets	267,602	161,201	3,471
Cash and cash equivalents	11,978,148	9,348,691	155,386
Total current assets	12,446,605	9,692,246	161,463
Total assets	26,614,525	23,900,880	345,256
Equity
Share capital	8,655	8,655	112
Share premium	1,568,626	1,568,626	20,349
Share-based payments reserve	1,600,919	1,475,850	20,768
Treasury shares	(1,425,999)	(1,425,999)	(18,499)
Foreign currency translation reserve	(49,971)	(107,596)	(648)
Retained earnings	7,446,893	5,258,367	96,605
Total equity attributable to owners of the Company	9,149,123	6,777,903	118,687
Non-controlling interest	(12,504)	85,782	(162)
Total equity	9,136,619	6,863,685	118,525
Non-current liabilities
Loans and borrowings	2,893,576	3,010,642	37,537
Lease liabilities	75,310	45,262	977
Deferred tax liabilities	386,678	413,240	5,016
Contract liabilities	80,431	82,354	1,043
Trade and other payables	–	45,691	–
Provisions	26,861	25,988	348
Other non-current liabilities	52,079	70,243	676
Total non-current liabilities	3,514,935	3,693,420	45,597
Current liabilities
Contract liabilities	6,033,228	5,555,185	78,266
Trade and other payables	2,250,389	2,043,005	29,193
Loans and borrowings (current portion)	4,371,601	4,561,504	56,710
Lease liabilities (current portion)	143,783	115,883	1,865
Income tax payable	330,012	313,427	4,281
Provisions (current portion)	688,251	642,631	8,928
Other current liabilities	145,707	112,140	1,890
Total current liabilities	13,962,971	13,343,775	181,134
Total liabilities	17,477,906	17,037,195	226,732
Total equity and liabilities	26,614,525	23,900,880	345,256

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the three months ended

	March 31, 2023	March 31, 2022	March 31, 2023
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	2,207,510	561,627	28,637
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	290,068	297,053	3,763
Goodwill impairment	–	493,162	–
Impairment of equity-accounted investees	–	37,089	–
Net finance costs	52,426	166,515	680
Net foreign exchange gain	(377,200)	(56,627)	(4,893)
Changes in put liability to non-controlling participants in subsidiary	48,504	30,043	629
Other non-cash items	(3,274)	(4,851)	(42)
Long-term incentive plans, including social taxes	173,939	312,787	2,256
Share grant to the Board of Directors	–	4,692	–
Share of loss of equity-accounted investees, net of income tax	14,440	7,973	187
Income tax expense	676,930	457,397	8,781
Change in trade receivables, prepaid expenses and other current and non-current assets	(118,425)	55,508	(1,536)
Change in contract liabilities	442,621	536,980	5,742
Change in trade and other payables	161,356	(37,034)	2,093
Change in provisions	17,673	26,208	229
Change in other liabilities	(18,005)	(13,706)	(234)
Income tax paid	(740,608)	(650,887)	(9,608)
Interest paid	(232,641)	(306,361)	(3,018)
Net cash generated from operating activities	2,595,314	1,917,568	33,668
INVESTING ACTIVITIES:
Payment of deferred consideration for the acquisition of subsidiary	(66,880)	(68,183)	(868)
Acquisition of equity-accounted investee	–	(683)	–
Acquisition of intangible assets	(54,168)	(42,481)	(703)
Acquisition of property and equipment	(31,253)	(56,227)	(405)
Investments in short-term deposits	–	(100,000)	–
Proceeds from short-term deposits	–	300,000	–
Interest received	114,256	56,907	1,482
Net cash (used in)/generated from investing activities	(38,045)	89,333	(494)
FINANCING ACTIVITIES:
Acquisition of treasury shares	–	(329,642)	–
Bank and other loans received	6,200	–	80
Bank and other loans repaid	(242,895)	(242,895)	(3,151)
Payment for lease liabilities	(24,676)	(20,317)	(320)
Dividends paid to shareholders	–	(3,213,926)	–
Dividends paid to non-controlling interest	(120,145)	(92,408)	(1,559)
Payments of put liability to non-controlling participants in subsidiary	(20,603)	(125,811)	(267)
Net cash used in financing activities	(402,119)	(4,024,999)	(5,216)
Net increase in cash and cash equivalents	2,155,150	(2,018,098)	27,958
Cash and cash equivalents, beginning of period	9,348,691	6,523,228	121,276
Effect of exchange rate changes on cash	474,307	163,827	6,153
Cash and cash equivalents, end of period	11,978,148	4,668,957	155,386

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS Financial measure:

	For the three months ended March 31,
(in thousands of RUB)	2023	2022
Net income	2,207,510	561,627
Add the effect of:
Income tax expense	676,930	457,397
Net interest costs	52,426	166,515
Depreciation and amortization	290,068	297,053
EBITDA	3,226,934	1,482,592
Add the effect of:
Equity-settled awards, including related social taxes(1)	150,785	314,492
Income from depositary(2)	(17,633)	(16,246)
Net foreign exchange gain (3)	(377,200)	(56,627)
Share of loss of equity-accounted investees(4)	14,440	7,973
Other financing and transactional costs(5)	49,048	32,709
Goodwill impairment(6)	–	493,162
Impairment of equity-accounted investees(7)	–	37,089
Adjusted EBITDA	3,046,374	2,295,144

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.

(3)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.

(4)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.

(5)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

(6)	Represents goodwill impairment charge recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models.

(7)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended March 31,
(in thousands of RUB)	2023	2022
Net income	2,207,510	561,627
Add the effect of:
Equity-settled awards, including related social taxes(1)	150,785	314,492
Income from depositary(2)	(17,633)	(16,246)
Net foreign exchange gain (3)	(377,200)	(56,627)
Share of loss of equity-accounted investees(4)	14,440	7,973
Other financing and transactional costs(5)	49,048	32,709
Goodwill impairment(6)	–	493,162
Impairment of equity accounted investees(7)	–	37,089
Amortization intangible assets recognized upon the acquisition of our predecessor (8)	103,947	103,947
Tax effect on adjustments(9)	36,634	(45,736)
Adjusted Net Income	2,167,531	1,432,390

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which is not indicative of our underlying business performance.

(3)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.

(4)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.

(5)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

(6)	Represents goodwill impairment charge recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models.

(7)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.

(8)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited, a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.

(9)	Represents income tax on taxable or deductible adjustments presented above.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended March 31, 2023
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,526,209)	(640,781)	(496,478)	(2,663,468)
Add the effect of:
Equity-settled awards, including social tax(1)	150,785	–	–	150,785
Other financing and transactional costs(2)	–	–	49,048	49,048
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,375,424)	(640,781)	(447,430)	(2,463,635)

	For the three months ended March 31, 2022
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,444,098)	(619,111)	(417,059)	(2,480,268)
Add the effect of:
Equity-settled awards, including social tax(1)	314,492	–	–	314,492
Other financing and transactional costs(2)	23,943	–	8,766	32,709
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,105,663)	(619,111)	(408,293)	(2,133,067)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of March 31, 2023	As of December 31, 2022
Trade and other receivables	148,376	134,470
Prepaid expenses and other current assets	267,602	161,201
Contract liabilities	(6,033,228)	(5,555,185)
Trade and other payables	(2,250,389)	(2,043,005)
Other current liabilities	(145,707)	(112,140)
Net Working Capital	(8,013,346)	(7,414,659)

We believe that Net Cash is important measures that indicate our ability to repay outstanding debt. Calculation of our Net Cash is presented in the table below:

(in thousands of RUB)	As of March 31, 2023	As of December 31, 2022
Loans and borrowings	2,893,576	3,010,642
Loans and borrowings (current portion)	4,371,601	4,561,504
Cash and cash equivalents	(11,978,148)	(9,348,691)
Net Cash	(4,712,971)	(1,776,545)

Calculation of Adjusted EBITDA on the last twelve months basis as of March 31, 2023:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2022	9,162,426
Less Adjusted EBITDA for the three months ended March 31, 2022	(2,295,144)
Add Adjusted EBITDA for the three months ended March 31, 2023	3,046,374
Adjusted EBITDA on the last twelve months basis as of March 31, 2023	9,913,656